UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

RCI Hospitality Holdings, Inc.
(Name of Issuer)

Units
(Title of Class of Securities)

74934Q108
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[   ]     Rule 13d-1(c)
[X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84854Q202		13G	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON Progeny 3, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 460,968
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 460,968
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,968
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 84854Q202		13G	Page 3 of 7 Pages
1	NAME OF REPORTING PERSON Jon Hemingway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 460,968
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 460,968
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.15%
12	TYPE OF REPORTING PERSON IN

Item 1(a)	Name of Issuer:

The name of the issuer is RCI Hospitality Holdings, Inc.(the “Company”).

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Company’s principal executive offices are located at 10737 Cutten Road, Houston, Texas 77066.

Item 2(a)	Name of Person Filing:

This statement is filed by Progeny 3, Inc., a Washington corporation (the “Manager”), which serves as the manager of certain accounts (collectively, the “Accounts”), and Jon Hemingway (“Hemingway”), who controls the Manager.

The foregoing persons may be referred to hereinafter as the “Reporting Person.” Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is 5209 Lake Washington Blvd NE, Suite 200, Kirkland, WA 98033.

Item 2(c)	CITIZENSHIP

The Manager is organized under the laws of the State of Washington. Hemingway is a United States citizen.

Item 2(d)	TITLE OF CLASS OF SECURITIES

Common Stock, $0.01 par value

Item 2(e)	CUSIP NUMBER

74934Q108

Item 3	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

None

Item 4	OWNERSHIP:

The percentages used in this Schedule 13G are calculated based upon the number of shares of Common Stock issued and outstanding as of as reported in the Company’s Form 8-K filed October 8, 2024.

The information required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Reporting Persons do not directly own any Common Stock.  Pursuant to investment agreements with the Accounts, the Manager maintains voting and dispositive power with respect to the securities held by the Accounts.  Hemingway controls the Manager.  Under the rules promulgated by the Securities and Exchange Commission, the Reporting Persons may be deemed to beneficially own the Common Stock.  Each Reporting Person hereby disclaims beneficial ownership of the securities covered by this statement.

Item 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

Item 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

See Item 2.The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

Item 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

Item 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10	CERTIFICATION:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: Novermber 7, 2024

Progeny 3, Inc.

By:	/s/ Christopher Hemingway
Name: Christopher Hemingway
Title: Co-CIO

/s/ Jon Hemingway
Jon Hemingway by Christopher Hemingway as Attorney-in-Fact